 November 15, 2016

Via Edgar

United States Securities and Exchange Commission

Washington, D.C. 20549

Re: Sunset Island Group, Inc.

Registration Statement on Form S-1

Filed November 15, 2016

Please use info@sunsetislandgroup.com as the email address for any comments related to S-1 for Sunset Island Group filed with the United States Securities and Exchange Commission.

The Company hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely, Sunset Island Group, Inc.

By:	/s/ Valerie Baugher
Name:	Valerie Baugher
Title:	President